Exhibit 1.1

Dear shareholder,

We are pleased to confirm that your investment in Joe & The Juice Holding A/S has been completed.

Consequently, we have attached the following documents for your internal file as documentation of the share issuance:

●	An excerpt of the shareholders’ register documenting your new shares

●	Signed minutes of the extraordinary general meeting on which all shareholders of Joe & The Juice Holding A/S resolved to issue the shares

●	Your signed subscription form

●	The latest articles of association of Joe & The Juice Holding A/S

●	A disclaimer pertaining to US securities law

Let us know if you have any questions to the share issue or to the attached documents.

Kind regards

Sebastian Christmas Poulsen